FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 20, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

# New challenges New opportunities

MTS 25 years

Q3 2018

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q3 2018 HIGHLIGHTS

				Excl. impact of new standards (1)
MTS Group – Key figures (RUB bln)	Q3 2018	Q3 2017	Y-o-Y Change %	Q3 2018	Y-o-Y Change %
Revenue	128.0	114.6	11.7%	128.5	12.1%
of which: Russia	119.1	106.3	12.0%	119.5	12.4%
Adjusted OIBDA (2)	59.3	48.8	21.6%	52.3	7.3%
of which: Russia	55.5	46.6	19.3%	49.1	5.4%
Operating profit	32.8	27.6	19.1%	31.5	14.1%
Profit / (loss) attributable to owners of the Company(3)	-37.0	18.0	n/a	-38.1	n/a
Cash CAPEX	28.7	22.3	28.9%	28.7	28.9%
Net debt (4)	226.9	185.2	22.5%	232.9	25.8%
Net debt / LTM Adjusted OIBDA (2)	n/a	x1.0	n/a	x1.2	n/a
Operating cash flow (for 9 months)	110.2	102.0	8.1%	98.3	-3.6%
Free cash flow (for 9 months)	40.3	55.7	-27.7%	31.9	-42.8%

Mobile subscribers (mln)	Q3 2018	Q2 2018	Q-o-Q Change %	Q3 2017	Y-o-Y Change %
Total	105.5	105.9	-0.4%	108.3	-2.6%
Russia	78.0	78.1	-0.2%	78.5	-0.6%
Ukraine (5)	19.9	20.3	-1.8%	20.8	-4.3%
Armenia	2.2	2.1	2.1%	2.1	0.6%
Turkmenistan	—	—	—	1.7	n/a
Belarus (6)	5.4	5.3	1.5%	5.2	4.2%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

MTS delivered another set of solid results which were supported by continuing positive trends in most of its markets of operations. In Q3 MTS consolidated MTS Bank which also positively impacted our financial results. Group revenue increased 11.7% year-over-year to RUB 128.0 bln, while Adjusted OIBDA grew 21.6% year-over-year to RUB 59.3 bln including the impact of new IFRS standards. On a like-for-like basis and without the effect of MTS Bank, Group revenue increased by 8.7% and Group Adjusted OIBDA rose a meaningful 4.9%.

MTS continues to implement its digital transformation strategy. We believe in capturing the potential offered by FinTech which helps turn our clients into converged mobile and banking customers while simultaneously increaing their loyalty. By

(1)  Here and onwards in this document under new standards we imply IFRS 9, 15 and 16

(2)  Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 1.1 bln for Q3 2017 and RUB 2.6 bln for Q4 2017

(3)  Including provision for liability with respect to SEC and DOJ investigation

(4)  Excluding lease obligations

(5)  Including CDMA subscribers

(6)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated obtaining control over MTS Bank, we will accelerate the launch of new financial services through streamlined operations and create digital mobile banking. We took further steps to expand beyond our traditional telecom business into new areas. MTS has recently acquired one of the largest data centers in Russia, which further strengthens our position in the fast growing cloud services market. We acquired a stake in Youdo, the leading Russian online marketplace for freelance services, launched the internet-based Smart University and introduced an innovative digital advertising platform for small and medium-sized businesses.

In 2018, we  paid a total dividend of RUB 26 per ordinary share, in line with our dividend policy. In addition, in July MTS launched a new share repurchase program for RUB 30 bln over two years, half of which has already been executed. Our balance sheet remains strong. We maintain our commitment to provide attractive shareholder returns.

Given our strong performance in 2018, we feel confident to amend our full-year guidance. Now, we forecast a 4-6% increase in revenue. As for Adjusted OIBDA, our outlook remains unchanged at about 2% growth, as we expect certain factors, including regulatory changes, to impact our profitability in Q4 to a larger extent as compared to previous quarters. Overall, we believe in our solid underling performance going forward.

KEY CORPORATE DEVELOPMENTS

M&A AND INVESTMENTS

In July, MTS’s wholly-owned subsidiary Mobile TeleSystems B.V. acquired a 28.63% stake in MTS Bank PJSC from Sistema PJSFC for RUB 8.27 bln. As a result of the deal, MTS’s share in MTS Bank increased from 26.61% to 55.24%. Greater integration simplifies interaction between MTS and MTS Bank, speeds up the decision-making process, reduces time-to-market for digital financial products and allows better utilization of MTS’s retail networks to expand the bank’s reach.

***

In September, MTS acquired 100% of the share capital of Avantage LLC for RUB 8.9 billion (including net debt). Avantage LLC owns the Avantage data processing center project in Lytkarino, Moscow region, one of the largest data centers in Russia by number of racks. The data center in Lytkarino  increases the number of data centers in MTS’s federal network to 10.

***

In September, MTS acquired a 13.7% stake for USD 12 million (RUB 824 mln) in Youdo Web Technologies Limited (Cyprus), the owner of Youdo, one of the largest Russian online service providers matching freelance labor demand and supply for everyday and business tasks. Youdo Group is the leader in the labor exchange market for cleaning, repair, freight, courier delivery and other services in the C2C and B2B segments.

CORPORATE NEWS

At the EGM held on September 28, 2018 shareholders approved semi-annual dividends of RUB 2.6 per ordinary MTS share (RUB 5.2 per ADR), or a total of RUB 5.2 billion (RUB 5,195,790,802.80), based on the H1 2018 financial results.

***

In September, MTS Board of Directors approved a number of changes in senior management: Valery Shorzhin was appointed Vice President, Digital Business Solutions; Alexey Goryachkin took over the position of Vice President, Procurement and Administration; the position of Vice President, Financial Technologies was terminated and Alexander Gorbunov, Vice President, Strategy and Development assumed responsibility for FinTech.

***

In October, MTS appointed Polina Ugryumova as Director, Investor Relations.

SHARE REPURCHASE

On July 2, MTS launched a program to repurchase shares of common stock and ADSs under authorization of the Board of Directors for an amount of up to RUB 30 bln, which includes funds used for purchasing the Company’s shares from Sistema Finance over two years. The Company may execute repurchases under the Repurchase Plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The repurchases are carried out by the Company’s wholly-owned subsidiary Bastion LLC.

BONDS AND LOAN AGREEMENTS

During the reported period, MTS raised new credit facilities from VTB Bank for a total amount of RUB 75 bln.

***

In September, MTS has  repurchased local bonds for RUB 8.9 bln exercising its right under a put-option.

***

In Q3 2018, MTS has restructured credit facilities at Sberbank for a total amount of RUB 110 bln, which resulted in reduced interest rates and extended  maturities for the respective loans.

PARTNERSHIPS

In July, MTS has become the leading partner for Asus in the Russian smartphone market. Our cooperation includes promoting Asus mobile devices and developing new products, as well as exchanging information on technological trends in Russia. The agreement also sets out a framework for joint marketing activities, offering our customers the opportunity to acquire Asus devices at even better price.

***

In August, MTS and Microsoft launched cloud services based on the integrated Microsoft Azure Stack system to offer to corporate clients in Russia. Clients will get access to IaaS and PaaS services as well as unified tools for application development. They will be able to create modern hybrid applications using the capacities of MTS’s local data centers and Microsoft’s global infrastructure.

***

In August, MTS and Vodafone Group extended their 2008 strategic partnership agreement. Under the agreement, Vodafone will assist MTS with its digital business transformation, as well as the development and market launch of innovative MTS solutions and products. MTS will maintain access to Vodafone’s knowledge, expertise and products until the end of 2020.

***

In October, MTS and Sberbank announced their cooperation to support the development of innovative technological projects in Russia. MTS accelerator MTS StartUp Hub joined Sberbank’s accelerator and 500 Startups, one of the largest American accelerators, to select promising startups and evaluate their potential to successfully launch a pilot project with a view to conclude a contract with one of the partners in the program.

DIGITAL DEVELOPMENT

In July, MTS and Sistema Capital Asset Management launched MTS Investments, a new investment vehicle, aimed at attracting a wider range of retail investors. The financial portfolio includes four well-diversified mutual investment funds, denominated in ruble and foreign currency, that hold shares and bonds issued by Russian and international companies.

***

In August, MTS launched SIM-card terminals with ID recognition, the first of which has been installed in the city of Innopolis in Tatarstan. The terminal can issue SIM-cards to new MTS subscribers. Any Russian passport holders over the age of 18 can receive a SIM-card through this terminal.

***

In August, MTS entered the IT outsourcing market to provide corporate clients with systems integration solutions, network infrastructure and IT systems maintenance, business applications management and other services. MTS will use the expertise of its systems integrator NVision Group and over 5,000 IT specialists across Russia. The services will be provided under SLA (Service Level Agreement) lasting from one to five years.

***

In September, MTS launched MTS Marketer, a digital advertising platform that enables small and medium-sized businesses to engage customers with targeted communications in the digital space. MTS Marketer cloud platform combines the ability to target advertising on the Internet, SMS, Viber and e-mail, with the option to charge customers cashback for purchases, all in one user interface.

***

In September, MTS entered the e-learning market and launched the online education platform Smart University. The first course within the new program was a preparatory course for the Unified State Exam in the English language.

IOT DEVELOPMENT

In July, MTS launched the first tariff plan adaptive for different IoT devices, which includes seven ready-made solutions to suit different types of smart equipment and industry features characteristic to business customers.

***

In September, MTS extended its infrastructure offering with the launch of the first Russia-wide network for IoT services and devices in LTE standard based on NB-IoT technology (Narrow Band IoT).

***

In October, MTS issued SIM-cards based on NB-IoT technology in 16 cities across Russia. New SIM-cards provide access to NB-IoT network which allows our business clients to optimize IoT-related costs due to larger network capacity, high radio sensitivity, long life of the connected devices as well as  lower  equipment costs. Devices equipped with NB-IoT SIM-cards can function without additional battery charging.

TARIFF POLICY

In August-September, MTS terminated charging for incoming on-net calls in Russia within all its tariff plans.

TURKMENISTAN

In July, MTS filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank’s International Center for Settlement of Investments Disputes (“ICSID”) in order to protect its legal rights and investments in Turkmenistan. The Company’s total losses are estimated to be at least USD 750 million.

GROUP BUSINESS PERFORMANCE

					Excl. impact of new standards
Group Highlights (RUB bln)	Q3 2018	Q3 2017	Y-o-Y Change %		Q3 2018	Y-o-Y Change %
Revenue	128.0	114.6	11.7%		128.5	12.1%
Adjusted OIBDA	59.3	48.8	21.6%		52.3	7.3%
margin	46.3%	42.6%	3.7	pp	40.7%	-1.9	pp
Profit / (loss) attributable to owners of the Company	-37.0	18.0	n/a		-38.1	n/a
margin	n/a	15.7%	n/a		n/a	n/a

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS Group delivered a solid set of Q3 2018 results. Group revenue grew 11.7% year-over-year and reached RUB 128.0 bln, while Group Adjusted OIBDA increased by 21.6% year-over-year to RUB 59.3 bln.

Group revenue trends were supported by strong performance in the core Russian market as well as continued positive trends in data consumption and digital service adoption across all the regions of operation.

Sales of goods were particularly strong in Q3 mainly due to growing handset sales supported by encouraging demand for advanced smartphones. The adoption of new IFRS standards had a slightly negative effect on revenue, but boosted Adjusted OIBDA by an additional RUB 7.0 bln. On a comparative basis, Adjusted OIBDA showed a 7.3% year-over-year increase driven by strong top-line performance in Russia and Ukraine. Meanwhile, Adjusted OIBDA performance was negatively impacted by approximately 40% increase in annual spectrum fees introduced in June and internal roaming cancellation from September.

Group Adjusted OIBDA margin increased to 46.3% under new IFRS standards. On a comparative basis, Adjusted OIBDA margin demonstrated a negative dynamics due to larger portion of handset sales with lower margins in revenue mix and abovementioned factors.

In July, MTS Group acquired a 28.63% stake in MTS Bank, which raised MTS’ share to 55.24%, and began consolidating the bank’s results into its financial reporting. Without the effect of MTS Bank, Group revenue grew 8.7% year-over-year and Group Adjusted OIBDA 4.9% year-over-year excluding the impact of new accounting standards.

In its Q3 2018 financial statements, MTS reserved RUB 55.8 bln as the potential liability with respect to the investigation being conducted by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ) in relation to its former operations in Uzbekistan. MTS continues to cooperate with the U.S. authorities in the ongoing investigation. There can be no assurance as to the form, timing or terms of any resolution to the investigation. As a result of this provision recognition the Group finished Q3 2018 with Net loss of RUB 37.0 bln. Excluding this one-off factor, the Group would have reported Net profit of RUB 18.7 bln.

Group Adjusted OIBDA Factor Analysis (RUB bln) (7)

Group Net Profit Factor Analysis (RUB bln) (7)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (8)	As of September 30, 2018	As of June 30, 2018
Current portion of LT debt	13.9	60.2
LT debt	362.5	250.3
Total debt	376.5	310.5
Less:
Cash and cash equivalents	101.1	57.3
ST investments	46.4	53.0
LT deposits	0.1	0.1
SWAPs	1.2	5.0
Effects of hedging of non-ruble denominated debt	0.7	0.7
Net debt	226.9	194.5

(7)  Totals may differ due to rounding

(8)   Excluding lease obligations

At the end of Q3, total debt stood at RUB 376.5 bln (excluding debt issuance costs). During the reported period, MTS raised new credit facilities from VTB Bank for a total amount of RUB 75 bln. In September, MTS repurchased local bonds for RUB 8.9 bln under put-option.

MTS continued to further optimize its debt portfolio. In Q3 2018, the Group has restructured credit facilities at Sberbank for a total amount of RUB 110 bln, which allowed to reduce interest rates and extend the maturity for the respective loans.

Debt Repayment Schedule (RUB bln)

Series ‘8, Bonds BO-02, BO-01 ruble bonds contain put options that as of September 30, 2018, MTS expected to be exercised in November 2018, September 2019 and in March 2020 respectively

The Net debt to LTM Adjusted OIBDA ratio (9) reached 1.2x though remained at a comfortable level.

Net debt to LTM Adjusted OIBDA ratio

Non-ruble debt comprised roughly 9% of the Group’s gross debt, which largely consisted of two outstanding Eurobonds due in 2020 and 2023. MTS executes a prudent approach to hedging against a weaker ruble with all bilateral loans almost fully hedged.

(9)  Excluding effect of new standards

Gross/Net debt structure by currency (10)

Weighted average interest rates

(as of September 30, 2018)

As of September 30, 2018, the weighted average interest rate decreased to 7.9% since the end of Q2 as a result of MTS’s debt portfolio optimization.

SHAREHOLDERS REMUNERATION

*Incl. previous share repurchase program ended March, 2018

At the EGM held on September 28, 2018 shareholders approved semi-annual dividends of RUB 2.6 per ordinary MTS share (RUB 5.2 per ADR), or a total of RUB 5.2 billion (RUB

(10)  Including FOREX hedging in the amount of USD 412.8 mln as of September 30, 2018

5,195,790,802.80), based on the H1 2018 financial results.

Share Repurchase	# of shares, incl. ADSs	% of share capital	Average price per share (RUB)(11)	Total amount spent (RUB)(11)
Shares acquired in Q3 2018 under the Repurchase Plan	26,124,694	1.31%	264.85	6,919,227,119
Total shares acquired since the launch of the Repurchase Plan	55,854,178	2.79%	266.82	14,902,904,866

In total, in calendar year of 2018, MTS paid RUB 26.0 per ordinary share (RUB 52 per ADS), in line with the last couple of years.

On July 2, 2018, MTS launched a new program to repurchase shares of common stock and ADSs for an amount of up to RUB 30 bln. MTS also entered into a sale and repurchase agreement with Sistema Finance, a subsidiary of Sistema PJFSC, MTS’s controlling shareholder, to acquire any number of shares proportional to any shares acquired from the market. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and is carried out by the Company’s wholly-owned subsidiary Bastion LLC.

In Q3 2018, under the Repurchase Plan, Bastion acquired 26,124,694 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 1.31% of share capital issued by MTS.

In total, since the launch of the Repurchase plan, Bastion acquired 55,854,178 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.79% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

Cash CAPEX Breakdown (RUB bln)	For the quarter ending September 30, 2018	For the quarter ending September 30, 2017
Russia	18.4	19.7
as % of revenue	15.5%	18.6%
Ukraine	2.5	2.4
as % of revenue	30.8%	34.8%
Armenia	0.3	0.2
as % of revenue	13.5%	8.6%
Turkmenistan	—	0.03
as % of revenue	—	2.8%
Group	21.2	22.3
as % of revenue	16.6%	19.5%

In Q3 2018, capital expenditures reached RUB 21.2 bln with CAPEX/Revenue ratio 16.6%. In total, the Group spent RUB 55.4 bln for 9M 2018, excluding purchases of licenses in Ukraine. In Russia, the Company continued its network construction, where, in total, over 4,000 base stations were built, more than half of which were 4G base stations.

(11)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

Cash Flow (RUB bln)	9M 2018	9M 2017
Net cash provided by operating activities	110.2	102.0
Less:
Purchases of property, plant and equipment	(44.7)	(36.2)
Purchases of intangible assets(12)	(10.8)	(12.5)
Cost to obtain and fulfill contracts	(3.5)	—
Purchase of Avantage	(7.6)	—
Proceeds from sale of property, plant and equipment	3.9	3.4
Investments in associates	(3.9)	(0.7)
Acquisition of subsidiaries	(3.5)	(0.2)
Free cash flow	40.3	55.7

Free cash flow decreased to RUB 40.3 bln in 9M 2018 from RUB 55.7 bln in 9M 2017. The acquisition of e-ticketing services Ticketland and Ponominalu and investments in Ozon Holdings and Youdo Web Technologies Limited coupled with higher CAPEX related to network construction resulted in a decline of free cash flow by approximately 28% year-over-year. Free cash flow was also positively impacted by the adoption of new IFRS standards.

RUSSIA

					Excl. impact of new standards
Russia Highlights (RUB bln)	Q3 2018	Q3 2017	Y-o-Y Change %		Q3 2018	Y-o-Y Change %
Revenue (13)	119.1	106.3	12.0%		119.5	12.4%
mobile	80.7	79.2	1.9%		81.1	2.4%
fixed	14.9	15.1	-1.5%		14.9	-1.5%
bank	5.6	—	n/a		5.6	n/a
integrated services	1.8	0.9	98.7%		1.8	98.7%
other services	0.2	—	n/a		0.2	n/a
sales of goods	20.3	13.4	51.2%		20.3	51.2%
OIBDA	55.5	46.6	19.3%		49.1	5.4%
margin	46.6%	43.8%	2.8	pp	41.1%	-2.7	pp
Net profit	18.8	18.5	1.8%		17.5	-5.4%
margin	15.8%	17.4%	-1.6	pp	14.6%	-2.8	pp

Russia Revenue increased by 12.0% year-over-year to RUB 119.1 bln largely driven by a modest increase in mobile service revenue and an impressive growth in sales of goods. Revenue growth was witnessed across all business segments with the exclusion of fixed business. In Q3 2018, MTS added MTS Bank revenue to existing revenue streams.

Russia OIBDA grew 19.3% year-over-year in Q3 2018 to RUB 55.5 bln mainly driven by the

(12)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in 9M 2018

(13)  Net of eliminations

adoption of new IFRS standards and top-line growth, while suppressed by an increase in annual spectrum fees and internal roaming cancellation. Russia OIBDA margin stood at 46.6%. On a like-for-like basis, it decreased by 2.8pp year-over-year.

MTS Group mobile business delivered a good performance, reflecting a healthy environment in Russia’s mobile market and growing data usage. Mobile revenue growth decelerated to 1.9% year-over-year due to internal roaming cancellation and a higher Q3 2017 base.

The number of subscribers was basically stable year-over-year at 78.0 mln at the end of Q3 2018.

MTS’ fixed business showed a modest revenue decrease of 1.5% year-over-year due to continuous weakness in the fixed-telephony segment.

Fixed-line revenue (RUB bln)	Q3 2018	Q3 2017	Change Y-o-Y%
Total	14.9	15.1	-1.5%
B2C	7.5	7.5	0.6%
B2B+B2G+B2O	7.4	7.7	-3.5%

According to internal estimates, by the end of Q3 2018, the Company’s B2C broadband market share in Moscow grew to 36.5% and its pay-TV market share to 42.1%. The number of GPON users also grew to 1.92 mln as MGTS continued to benefit from its market-leading FTTH GPON network.

Since Q3 2018, MTS started to include MTS Bank results following the consolidation of 55.24% stake. The bank added RUB 5.6 bln to Russia revenue.

Revenue from MTS’ integration business in Q3 2018 doubled to RUB 1.8 bln due to increase in the number of projects and technical support services.

Revenue contribution from other services - e-ticketing operators and cybersport club - was mainly in line with the previous quarter.

In Q3 2018, sales of goods demonstrated an explosive growth by 51.2% year-over-year fueled by strong sales of handsets and accessories. Sales of software products tripled compared to the previous year as a result of several large supply contracts of Microsoft licenses delivered by NVision Group in the reporting period.

The growth in handset sales was mainly the result of replacing various loyalty discounts and bonuses in MTS Retail with the cashback program that encouraged consumers to update their smartphones. Cashback became the most efficient tool to attract customers. In Q3, a half of all smartphones within MTS Retail were bought via the cashback program.

In the reporting period, sales at MTS Retail grew significantly faster than the overall market: smartphone sales increased by 13.9% year-over-year in unit terms and by 52.4% year-over-year in monetary terms. The average price of smartphones increased by 33.7% year-over-year to RUB 15,816 driven by strong consumer demand for high-end models. At the same time, according to MTS estimates, the total Russian smartphone market grew by 1.6% year-over-year in unit terms and approximately 21% year-over-year in monetary terms. In total, the smartphone market in Q3 2018 amounted to 8.3 mln units and RUB 124 bln. The average price for mobile devices in Russia was RUB 14,976, an increase of 19.6% compared to last year. Samsung, Apple and Honor / Huawei continued to be the best-selling brands.

The decrease in margins was a result of a more aggressive marketing policy aimed at increasing the inflow of customers to MTS Retail stores and increasing cross-sales.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

In Q3 2018, the number of stores in MTS Retail remained largely unchanged.

MTS Retail (# of stores at the end of the period) (14)

MTS continued to benefit from continued growth in e-commerce as part of its sales strategy. In Q3 2018, MTS online sales exceeded RUB 2.0 bln, up 53.8% year-over-year. In the reporting period, the Group improved its online shop shop.mts.ru by integrating two new features - online ordering for B2B clients and a trade-in calculator.  In 2018, MTS increased its stake in Ozon Holdings (OZON), the largest multi-category retailer in Russia, anticipating its further expansion and improvement in operational efficiency. In 9M 2018, Ozon.ru showed an exceptional retail revenue growth of 75% year-over-year. The Group’s investments in OZON support MTS evolution into a strong Internet player by enhancing its position in online retail.

Smartphone penetration and mobile internet penetration continued to grow at MTS and reached 68.9% and 57.0% respectively by the end of Q3 2018.

The Group took further steps to develop its financial services. MTS Bank consolidation accelerates the launch of the convergent products. One of the key recent developments was the “dual contract”, an initiative under which most of new customers are signing banking contract in parallel with telecom contract.

At the end of Q3, total credit portfolio under MTS Money project increased to RUB 20.5 bln, while the number of MTS Money cards issued reached 5.1 mln.

Number of MTS Money cards issued (mln)

My MTS self-care app continued to rise in popularity with the numbef 1-month users of 13.2 mln by the end of Q3 2018.

1-month active users of My MTS app (mln)

UKRAINE

					Excl. impact of new standards
Ukraine Highlights (UAH bln)	Q3 2018	Q3 2017	Y-o-Y Change %		Q3 2018	Y-o-Y Change %
Revenue	3.3	3.0	12.6%		3.4	13.8%
OIBDA	1.8	1.2	49.4%		1.6	26.9%
margin	54.9%	41.4%	13.5pp		46.1%	4.7pp
Net profit	0.4	0.5	-24.4%		0.4	-22.1%
margin	11.8%	17.5%	-5.7	pp	12.0%	-5.5	pp

(14)  Including franchises

In Ukraine, revenue grew 12.6% year-over-year driven by data consumption growth due to increase in number of data users and their migration to Voice & Data tariff plans.

New IFRS standards positively impacted OIBDA, which increased to UAH 1.8 bln in Q3 2018. On a like-for-like basis, excluding the impact of new accounting standards, OIBDA increased by 26.9% year-over-year on the back of the top-line growth. OIBDA margin improved to 54.9%.

Network rollout in Ukraine was slightly ahead of plan in terms of all technologies. By the end of Q3 2018, 3G coverage reached 83% and 4G coverage - 39% by population.

In Q3 2018, the Group witnessed a decrease in subscribers by 1.8% year-over-year to 19.9 mln.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

					Excl. impact of new standards
Armenia Highlights (AMD bln)	Q3 2018	Q3 2017	Y-o-Y Change %		Q3 2018	Y-o-Y Change %
Revenue	15.0	15.4	-2.3%		15.0	-2.3%
OIBDA	7.4	7.2	2.5%		6.9	-5.4%
margin	49.5%	47.2%	2.3	pp	45.7%	-1.5	pp
Net profit	3.3	6.7	-50.9%		3.3	-50.3%
margin	21.8%	43.5%	-21.7	pp	22.1%	-21.4	pp

In Armenia, in Q3 2018, revenue decreased by 2.3% year-over-year impacted by slowdown in data revenue growth and incremental decline in voice services revenue.

OIBDA increased by 2.5% year-over-year to AMD 7.4 bln as a result of adoption of new IFRS standards. On a like-for-like basis, excluding the impact of new accounting standards, OIBDA showed a negative dynamics reflecting revenue decrease. The OIBDA margin reached 49.5%.

Armenia slightly increased its subscriber base to 2.2 mln.

					Excl. impact of new standards
Belarus Highlights (BYN mln)	Q3 2018	Q3 2017	Y-o-Y Change %		Q3 2018	Y-o-Y Change %
Revenue	235.9	198.4	18.9%		240.8	21.4%
OIBDA	137.3	98.0	40.1%		117.0	19.5%
margin	58.2%	49.4%	8.8	pp	48.6%	-0.8	pp
Net profit	61.9	59.9	3.3%		65.8	10.0%
margin	26.2%	30.2%	-4.0	pp	27.3%	-2.9	pp

MTS Belarus continued to improve its leadership position in terms of revenue. In Q3 2018, Revenue grew by 18.9% year-over-year to BYN 235.9 mln, driven by continued growth in data usage and adoption of value-added services. In May 2018, the Company launched the “New gadget” promo program and 24-month installment option that led to higher handset sales.

OIBDA grew by 40.1% year-over-year under new IFRS standards and by 19.5% year-over-year, excluding the impact of new accounting standards. This growth was attributable to revenue increase. OIBDA margin stood at 58.2%.

The subscriber base grew to 5.4 mln supported by further 4G rollout and growing popularity of new “Bezlimitishche” tariff plan.

2018 AMENDED OUTLOOK

Outlook excludes the effect from MTS Bank consolidation.

MTS’s financial performance will be impacted by new IFRS standards in 2018:

•                        In January 2014, IFRS 9 and 15 were issued to respectively address accounting for financial instruments and establish principles in recognizing revenue from contracts with customers. These standards came into effect from January 1st, 2018.

•                        In January 2016, IFRS 16 was issued to provide investors with greater clarity regarding the accounting for leases. Although this new standard is effective from January 1st, 2019, MTS has elected to adopt this standard early.

•                        Subsequently in 2018, MTS applied these new standards to its FY 2018 results beginning with Q1 2018 and provide the market 2018 results excluding the impact of IFRS standards for the sake of transparency and comparability with the prior periods.

Group Revenue:

For FY 2018, MTS forecasts 4-6% revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage, due to voice-data substitution and data adoption;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Internal roaming cancellation in Russia;

•                        Increased sales of handsets in Russia;

•                        Continued growth in UAH-denominated revenues in Ukraine; and

•                        Service revenues in other foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group Adjusted OIBDA:

MTS anticipates that the adoption of new IFRS standards will increase Adjusted OIBDA by an estimated at least RUB 25 bln in 2018. Excluding the impact of new IFRS standards, MTS anticipates ~ 2% increase for FY 2018 Group Adjusted OIBDA due to the following factors:

•                        Competitive factors and on-going uncertainty over potential optimization of retail distribution;

•                        Increases in labor costs;

•                        Increase in spectrum costs in Russia;

•                        Market sentiment and the prospective growth in usage of high-value products like roaming;

•                        Developments in foreign subsidiaries; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Partial investments to comply with anti-terror law in Russia;

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investments in digital products and services.

NEW IFRS STANDARDS

IFRS 9, Financial Instruments.

IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

IFRS 15, Revenue from Contracts with Customers.

This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaced the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios than exists in the current guidance. The main effect of the standard on the Group’s consolidated financial statements related to the deferral of certain incremental costs incurred in acquiring or fulfilling a contract with a customer. Such contract costs are amortized over the period of benefit.

IFRS 16, Leases.

This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Third Quarter 2018 Financial and Operating Results on November 20, 2018.

The conference call will start at:

Moscow:                                            18:00
London:                                               15:00
New York:                                    10:00

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 36001110#

From Russia:
+7 495 646 93 15 (Local access)
8 800 500 98 63 (Toll free)

From the UK:
+44 20 7194 3759 (Local access)
0800 376 6183 (Toll free)

From the US:
+1 646 722 4916 (Local access)
1 844 286 0643 (Toll free)

The webcast will be available at:
https://webcasts.eqs.com/mobiletele20181120

The earnings release will be posted at approximately 15:00 (Moscow) / 12:00 (London) at:
http://ir.mts.ru/investors/financial-center/financial-results

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)
 From the UK: +44 20 3364 5147 (Local access)
 From the US: +1 646 722 4969 (Local access)

Replay pass code: 418804739#

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating profit	27.6	23.0	26.8	27.6	32.8
Add: D&A	20.0	19.6	25.3	26.3	26.5
Loss from impairment of non-current assets	1.1	2.6	—	—	—
Adjusted OIBDA	48.8	45.2	52.1	53.9	59.3

Russia (RUB bln)	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating profit	28.8	25.6	26.8	27.7	32.1
Add: D&A	17.8	17.5	22.8	23.4	23.4
Loss from impairment of non-current assets	—	0.6	—	—	—
Adjusted OIBDA	46.6	43.7	49.6	51.1	55.5

Ukraine (RUB bln)	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating profit	1.2	1.5	1.2	1.8	2.0
Add: D&A	1.6	1.5	2.0	2.3	2.4
OIBDA	2.8	3.0	3.2	4.1	4.4

Armenia (RUB mln)	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating profit	337	271	183	150	370
Add: D&A	558	584	589	670	637
OIBDA	894	856	772	821	1,006

Turkmenistan (RUB mln)	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating loss	(1,172)	(2,412)	(136)	(142)	(72)
Add: D&A	188	37	—	—	—
Loss from impairment of non-current assets	1,146	2,057	—	—	—
Adjusted OIBDA	163	(317)	(136)	(142)	(72)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating margin	24.1%	19.6%	24.8%	24.1%	25.7%
Add: D&A	17.5%	16.8%	23.5%	23.0%	20.7%
Loss from impairment of non-current assets	1.0%	2.3%	—	—	—
Adjusted OIBDA margin	42.6%	38.7%	48.3%	47.1%	46.3%

Russia	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating margin	27.1%	23.3%	26.5%	26.1%	27.0%
Add: D&A	16.7%	16.0%	22.6%	22.0%	19.7%
Loss from impairment of non-current assets	—	0.5%	—	—	—
Adjusted OIBDA margin	43.8%	39.8%	49.1%	48.0%	46.6%

Ukraine	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating margin	18.5%	22.1%	20.1%	23.8%	24.5%
Add: D&A	22.9%	21.5%	32.6%	31.1%	30.5%
OIBDA margin	41.4%	43.7%	52.8%	54.9%	54.9%

Armenia	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating margin	17.8%	15.5%	11.4%	8.2%	18.2%
Add: D&A	29.5%	33.3%	36.5%	36.7%	31.2%
OIBDA margin	47.2%	48.8%	47.9%	44.9%	49.4%

Turkmenistan	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18
Operating margin	n/a	n/a	n/a	n/a	n/a
Add: D&A	18.1%	n/a	n/a	n/a	n/a
Loss from impairment of non-current assets	110.2%	—	—	—	—
Adjusted OIBDA margin	15.7%	n/a	n/a	n/a	n/a

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                        shows traffic-generating activity or

•                                        accrues a balance for services rendered or

•                                        is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2018 and As of December 31, 2017

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2018	2017
NON-CURRENT ASSETS:
Property, plant and equipment	268,493	263,063
Investment property	5,392	407
Right-of-use assets	148,588	—
Intangible assets	129,002	113,678
Investments in associates	10,475	9,452
Deferred tax assets	9,767	5,545
Other non-current non-financial assets	1,660	2,048
Bank deposits and loans	27,347	—
Other investments	19,200	1,953
Accounts receivable (related parties)	2	2
Other non-current financial assets	3,072	8,890
Total non-current assets	622,998	405,038

CURRENT ASSETS:
Inventories	19,832	9,995
Trade and other receivables	27,251	28,017
Accounts receivable (related parties)	11,312	11,358
Bank deposits and loans	37,083	—
Short-term investments	46,354	50,757
VAT receivable	9,233	7,165
Income tax assets	2,417	2,838
Assets held for sale	1,262	1,276
Advances paid and prepaid expenses and other current assets	4,551	4,040
Other financial current assets	24,059	—
Cash and cash equivalents	101,144	30,586
Total current assets	284,498	146,032

Total assets	907,496	551,070

EQUITY:
Equity attributable to owners of the Company	59,742	120,126
Non-controlling interests	12,300	4,079
Total equity	72,042	124,205

NON-CURRENT LIABILITIES:
Borrowings	362,082	228,041
Lease obligations	142,223	11,055
Deferred tax liabilities	25,754	23,773
Provisions	3,343	2,309
Bank deposits and liabilities	9,607	—
Other non-current financial liabilities	1,399	1,048
Other non-current non-financial liabilities	2,460	3,968
Total non-current liabilities	546,868	270,194

CURRENT LIABILITIES:
Borrowings	13,738	63,673
Lease obligations	16,046	801
Provisions	65,969	9,852
Trade and other payables	55,408	47,314
Accounts payable (related parties)	1,750	1,102
Bank deposits and liabilities	98,896	—
Income tax liabilities	1,441	1,150
Other current financial liabilities	2,812	3,036
Other current non-financial and contract liabilities	32,526	29,743
Total current liabilities	288,586	156,671

Total equity and liabilities	907,496	551,070

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Service revenue	302,581	291,403	107,519	101,236
Sales of goods	47,648	34,684	20,439	13,331
Revenue	350,229	326,087	127,958	114,567

Cost of services	(82,180)	(92,553)	(30,265)	(31,592)
Cost of goods	(43,945)	(30,389)	(19,146)	(11,535)

Selling, general and administrative expenses	(63,215)	(69,876)	(21,666)	(23,192)
Depreciation and amortization	(78,063)	(60,294)	(26,455)	(20,049)
Other operating income / (expenses)	1,613	(1,065)	1,443	(370)
Operating share of the profit of associates	2,809	2,386	974	891
Impairment of non-current assets in Turkmenistan	—	(1,146)	—	(1,146)
Operating profit	87,248	73,150	32,843	27,574

Currency exchange (loss)/gains	(2,946)	1,264	(1,849)	83

Other (expenses)/income:
Finance income	3,837	4,046	1,415	1,696
Finance costs	(26,074)	(19,663)	(7,394)	(6,094)
Other income / (expenses)	2,107	(248)	607	369
Total other expenses, net	(20,130)	(15,865)	(5,372)	(4,029)

Profit before tax from continuing operations	64,172	58,549	25,622	23,628

Income tax expense	(14,817)	(12,990)	(6,220)	(5,534)

Profit for the period from continuing operations	49,355	45,559	19,402	18,094

Discontinued operation:

Loss after tax for the period from discontinued operation*	(55,752)	—	(55,752)	—

(Loss)/Profit for the period	(6,397)	45,559	(36,350)	18,094

Profit for the period attributable to non-controlling interests	(919)	(396)	(670)	(141)

(Loss)/Profit for the period attributable to owners of the Company	(7,316)	45,163	(37,020)	17,953

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain	228	—	—	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	4,920	(1,051)	(630)	(1,119)
Net fair value (loss) / gain on financial instruments	(554)	389	25	(480)
Other comprehensive income/(loss) for the period	4,594	(663)	(605)	(1,599)
Total comprehensive (loss)/income for the period	(1,802)	44,896	(36,955)	16,495
Less comprehensive income for the period attributable to the noncontrolling interests	(931)	(396)	(682)	(141)

Comprehensive (loss)/income for the period attributable to owners of the Company	(2,733)	44,500	(37,637)	16,354

Weighted average number of common shares outstanding, in thousands - basic	1,885,741	1,962,780	1,876,421	1,954,830
Earnings per share attributable to the Group - basic:
EPS from continuing operations	25.69	23.01	9.98	9.18
EPS from discontinued operation	(29.57)	—	(29.71)	—
Total EPS - basic	(3.88)	23.01	(19.73)	9.18
Weighted average number of common shares outstanding, in thousands - diluted	1,888,046	1,964,652	1,878,142	1,956,334
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	25.65	22.99	9.97	9.18
EPS from discontinued operation	(29.53)	—	(29.68)	—
Total EPS - diluted	(3.88)	22.99	(19.71)	9.18

*Provision for liability with respect to SEC and DOJ investigation

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017

(Loss)/profit for the period	(6,397)	45,559

Adjustments for:
Depreciation and amortization	78,063	60,294
Finance income	(3,837)	(4,046)
Finance costs	26,074	19,663
Income tax expense	14,817	12,990
Currency exchange loss / (gain)	2,946	(1,264)
Change in fair value of financial instruments	(3,554)	(296)
Amortization of deferred connection fees	(1,769)	(615)
Share of the profit of associates	(2,252)	(2,096)
Inventory obsolescence expense	2,288	1,537
Allowance for doubtful accounts	1,937	2,193
Bank reserves	236	—
Change in provisions	10,968	10,308
Provision for liability with respect to SEC and DOJ investigation	55,752	—
Impairment of non-current assets in Turkmenistan	—	1,146
Other non-cash items	(2,036)	(997)

Movements in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables and contract assets	1,108	(7,183)
Increase in bank deposits and loans	(6,686)	—
(Increase)/Decrease in inventory	(11,498)	1,034
Increase in VAT receivable	(1,786)	(1,231)
Decrease in advances paid and prepaid expenses	1,397	1,175
Decrease in trade and other payables, contract liabilities and other liabilities	(14,851)	(9,395)
Increase in bank deposits and liabilities	1,806	—

Dividends received	2,525	2,436
Income taxes paid	(14,979)	(14,213)
Interest received	7,052	2,157
Interest paid, net of interest capitalised	(27,103)	(17,175)
Net cash provided by operating activities	110,221	101,981

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(3,458)	(214)
Purchases of property, plant and equipment	(44,660)	(36,229)
Purchases of other intangible assets	(10,758)	(12,487)
Cost to obtain and fulfill contracts	(3,524)	—
Purchases of 4G licenses in Ukraine	(5,527)	—
Purchase of Avantage	(7,559)	—
Proceeds from sale of property, plant and equipment and assets held for sale	3,924	3,387
Purchases of short-term and other investments	(16,389)	(42,419)
Proceeds from sale of short-term and other investments	34,503	19,899
Investments in associates	(3,871)	(695)
Cash payments and proceeds related to SWAP contracts	6,001	—
Net cash used in investing activities	(51,318)	(68,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	(6,872)	—
Repayment of loans	(19,106)	(30,506)
Proceeds from loans	95,000	20,136
Repayment of notes	(17,225)	(642)
Proceeds from issuance of notes	27,550	20,000
Notes and debt issuance cost paid	(39)	(29)
Finance lease obligation principal paid	(9,483)	(685)
Dividends paid	(45,244)	(22,914)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(981)	(1,766)
Repurchase of own shares	(14,583)	(11,156)
Other financing activities	121	(8)
Net cash provided by/(used in) financing activities	9,138	(27,570)

Effect of exchange rate changes on cash and cash equivalents	2,517	(693)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	70,558	4,960

CASH AND CASH EQUIVALENTS, at beginning of the period	30,586	18,470

CASH AND CASH EQUIVALENTS, at end of the period	101,144	23,430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 20, 2018